Exhibit 77(q)(1)(e)(18)

                               AMENDED SCHEDULE B
                       COMPENSATION FOR SERVICES TO SERIES

      For the services provided by Eagle Asset Management, Inc. ("Portfolio Manager") to the following Series of ING Investors Trust (formerly The GCG Trust), pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series                                                             Rate
------                                                             ----
ING Eagle Asset Capital Appreciation Portfolio                     0.40% on first $300 million;
                                                                   0.25% on assets in excess of $300 million